

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2022

Leslie Lunak
Chief Financial Officer
BankUnited, Inc.
14817 Oak Lane
Miami Lakes, FL 33016

> **Re: BankUnited, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed on February 24, 2022**
> **File No. 001-35039**

Dear Ms. Lunak:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance